Exhibit 99.(q)(vi)

Fox Rothschild, LLP

2000 Market Street, 20th Floor

Philadelphia, PA 19103

OPINION ON LEGAL STATUS OF CANNABIS COMPANIES

HELD BY THE CAMBRIA CANNABIS ETF

August 18, 2022

INTRODUCTION

Cambria Investment Management, L.P. (the “Advisor”), acts as investment advisor to the Cambria Cannabis ETF (the “Fund”) and has retained Fox Rothschild, LLP for the purposes of rendering this opinion, which shall serve to update that opinion issued on May 29, 2020 and updated on June 29, 2021, for the benefit of the Fund and its shareholders and, in particular, has asked us whether the Fund and its shareholders will violate laws of the United States and corresponding state laws with respect to the Fund’s investment in Cannabis Companies, as defined below. Based upon our analysis, the applicable federal laws are the Controlled Substances Act and Money Laundering Control Act. As described more fully below, our opinion is that the Fund and its shareholders will not violate either federal law and, as a result, will similarly not violate any state marijuana laws with respect to the Fund’s investments in companies that participate in the cannabis industry. This opinion is being provided in conjunction with the Fund’s Registration Statement filed on Form N- 1A (the “Registration Statement”). Based upon the foregoing, and subject to the assumptions, qualifications and limitations set forth herein and as of the date of this opinion, neither the Fund nor its shareholders’ investment into the Fund violate the federal Controlled Substances Act or the Money Laundering Control Act.

Our opinion herein is expressed solely with respect to the Controlled Substances Act, 21 U.S.C. § 801, et seq. (the “CSA”), and the Money Laundering Control Act, 18 U.S.C. § 1956 (the “MCA”), and is based on these laws as in effect on the date hereof and not the law of any other jurisdiction. Our opinion expressed below is based upon the CSA and MCA and relies upon the law now in effect, and in all respects is subject to and may be limited by future legislation or case law. The opinion expressed herein represents our reasonable professional judgment as to the matters of law addressed herein, based upon the facts presented or assumed, and is not a guarantee that a court will reach any particular result.

In connection with this opinion, we have examined and relied upon the originals, or copies certified or otherwise identified to our satisfaction, of such records, documents, certificates and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. As to certain factual matters, we have relied upon certificates of the officers of the Advisor and have not sought to independently verify such matters. For the purposes of this opinion, the Advisor supplied us with a list of companies in which the Fund may invest as of the date of this opinion. This opinion assumes that the Fund will only invest in certain companies in accordance with the Fund’s publicly disclosed investment guidelines.

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

We have examined certain publicly available information regarding the companies in which the Advisor informs us the Fund intends to invest as of the date of this opinion. First, we have examined the various business relationships/interests of the target investments to determine if their businesses violate the CSA or MCA by assessing if they are engaged in the growth, cultivation and/or sale of cannabis in the United States. In this regard, we have solely reviewed publicly available filings available through the Securities and Exchange Commission and SEDAR (which tracks companies listed on Canadian exchanges). Second, we examined whether any of the target investments were subject to any actions/proceedings for violating the CSA and MCA solely by reviewing information publicly available through Bloomberg Law Docket. The following opinion solely relies upon the review of the information available in the public resources noted above in this paragraph. We have not reviewed the target investments with respect to their compliance with the laws of any country except as noted above in this paragraph.

This opinion letter is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated. This opinion letter is given as of the date hereof, and we expressly disclaim any obligation to update or supplement our opinion contained herein to reflect any facts or circumstances that may hereafter come to our attention or any changes in laws that may hereafter occur.

We express no opinion as to the law of any other jurisdiction that may be applicable to the subject matter hereof. We are not rendering any opinion as to compliance with any federal, state, or local law, rule or regulation relating to securities, or to the sale or issuance thereof.

FACTUAL BACKGROUND FOR OPINION

Description of the Cambria Cannabis ETF’s principal investment strategy

The Fund’s principal investment strategy as presently stated in the Registration Statement or as otherwise represented to us by the Advisor is as follows:

•	The Fund seeks to achieve its investment objective by investing, under normal market conditions, primarily in global equity securities that provide a broad exposure to the cannabis industry. Equity securities that provide broad exposure to the cannabis industry include companies that (i) engage in or support the legal production, cultivation, and/or sale of cannabis, including marijuana and hemp, such as certain agrobusiness, biotechnology, life sciences, pharmaceutical, retail, finance, and real estate companies, (ii) perform lawful research as to the medical and pharmaceutical applications of marijuana and cannabis extracts, including cannabinoids, or (iii) produce and develop devices, goods, and equipment related to the cannabis industry, including hemp and its legal derivatives (collectively, “Cannabis Companies”).

•	Under normal market conditions, at least 80% of the value of the Fund’s net assets (plus borrowings for investment purposes) will be invested in Cannabis Companies. The Fund generally expects to invest in Cannabis Companies across a broad market capitalization spectrum of micro-, small-, and mid-capitalization stocks. While the Fund will target investing in approximately 20 to 50 of the top Cannabis Companies based on Cambria’s determination as to their exposure to the cannabis industry, the quantity of holdings in the Fund will be based on a number of factors, including the asset size of the Fund and the number of companies that satisfy the Fund’s quantitative measurements at any one time. Filters will be implemented to screen for companies that pass various market capitalization, and liquidity requirements. The Fund expects to concentrate (hold more than 25% of) its assets in Cannabis Companies domiciled or principally traded in Canada and invest a significant portion of its assets in Cannabis Companies domiciled or principally traded in Australia, Europe or Asia.

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

•	To be identified as a Cannabis Company, the Advisor must determine that a company derives a significant portion (i.e., at least 50%) of its revenue or profits from the legal sale, cultivation, production, or provision of cannabis-related products, services, or research. The Fund will only invest in publicly traded Cannabis Companies that operate in a jurisdiction where the Cannabis Companies’ cannabis-related business activities are legal under the national and local laws of the relevant jurisdiction, including U.S. federal and state laws.

•	The Fund will only invest in Cannabis Companies listed and traded on a national securities exchange that requires compliance with all laws, rules and regulations applicable to their business, including U.S. federal law. Currently, the contemplated investments will be purchased on regulated, major stock exchanges, such as the New York Stock Exchange, NYSE American, Nasdaq Stock Market, TSX Exchange, and TSX Venture Exchange).

•	The Cannabis Companies that the Fund seeks to invest in include those that are exchange traded and legally participate in activities supporting the cannabis industry, including, for example, agriculture, biotechnology, pharmaceuticals, real estate, retail, and finance. These Cannabis Companies may relate to the “cannabis” or “marijuana” (terms that are used interchangeably) side of the industry, or the “hemp” side of the industry.[1]

•	The Fund does not currently (directly or indirectly) invest in Cannabis Companies located in the U.S. if their cannabis-related business activities are illegal under U.S. federal law, even if such activities are legal under state law. If U.S. federal law changes in the future and these cannabis-related business activities become legal at the federal level, the Fund will begin investing in these U.S.-listed Cannabis Companies in accordance with the Fund’s investment objective and principal investment strategy.

1 Botanically, hemp and marijuana/cannabis come from the same species of plant, Cannabis sativa, but from different varieties or “cultivars” bred for different uses. In fact, hemp and marijuana/cannabis are genetically distinct forms of the plant that differ by their use, chemical makeup, and differing cultivation practices. While “marijuana/cannabis” generally refers to the psychotropic drug that is high in delta-9-tetrahydrocannabinol (“THC”) content, growers cultivate low-THC hemp for use in the production of products, including foods and beverages, personal care products, nutritional supplements, fabrics, textiles, paper, construction materials, and other manufactured goods. Since the Agriculture Improvement Act of 2018 (the “Farm Bill of 2018”) became law in December 2018, hemp is not specifically illegal under the CSA, though it remains subject to considerable federal/state regulation and may be illegal in some states.

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

The Advisor has further represented to us that the following principles, that are reflected in, among other places, the Registration Statement, will be adhered to in selecting investments for the Fund:

•	The Fund will not invest in any Cannabis Company that grows, produces, distributes, or sells cannabis or products derived from cannabis in a country, state, province, locality or other political subdivision where this activity is illegal under applicable law.

•	Cannabis Companies do not include companies that grow, produce, distribute, or sell cannabis or products derived from cannabis inside the U.S. This is the case regardless of whether such a company is listed on a U.S. exchange or an exchange in a country where cannabis is legal.

•	Cannabis Companies do not include companies that grow, produce, distribute, or sell cannabis or products derived from cannabis both in a country where its activities are entirely legal and in the U.S. where its activities are legal under state and local law but not under U.S. federal law.

•	Cannabis Companies do not include those companies whose securities trade on the Canadian Securities Exchange (“CSE”).

•	Cannabis Companies only supply products and/or perform activities that are legal under applicable national and local laws, including U.S. federal, state, and local laws. Cannabis Companies may, however, supply such products and perform such activities in the U.S. to companies that grow, produce, distribute, or sell cannabis or products derived from cannabis in a manner that is legal under state and local law but not under U.S. federal law.

•	Cannabis Companies with a presence in the U.S. may engage in pharmaceutical activities and/or grow, produce, distribute, or sell hemp or products derived from hemp but only if such activities are properly licensed and legal under applicable U.S. federal, state, and local laws and otherwise in conformity with the Farm Bill of 2018.

•	If, after acquiring a Cannabis Company’s securities, the Advisor identifies or becomes aware that the company no longer meets the Fund’s definition of Cannabis Companies, the Fund will promptly sell that position.

Detailed information on exchange traded securities utilized by the Fund

The Fund will invest in companies that list their securities on exchanges that require compliance with all laws, rules and regulations applicable to their business, including U.S. federal laws. The current exchanges identified by the Fund that meet these requirements are the New York Stock Exchange (“NYSE”), NYSE American (“NYSE American”), Nasdaq Stock Market (“Nasdaq”), TSX Exchange (“TSX”), and TSX Venture Exchange (“TSX Venture”). The CSE does not meet these requirements as it lists securities for companies that grow, produce, distribute, or sell cannabis or products derived from cannabis in a manner that is legal under U.S. state law but not under U.S. federal law.

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

The NYSE, NYSE American, and NASDAQ are national securities exchanges that are registered with the SEC under Section 6 of the Securities Exchange Act of 1934. Before a company’s securities can trade on a U.S. exchange, the company must register that class of securities with the SEC under Section 12(b) of the Exchange Act.

The TSX and TSX Venture require compliance with all U.S. federal laws. In addition, these exchanges have provided specific guidance related to the cannabis industry enforcing compliance with U.S. federal laws.

Further information on each of these exchanges are as follows:

NYSE AND NYSE AMERICAN

The NYSE is a worldwide market that lists about 80% of U.S. securities. The NYSE acquired the American Stock Exchange in 2008 now known as NYSE-MKT. The NYSE Market is open to listing companies involved in the cannabis industry who are involved in biotech (e.g., 22nd Century Group: XXII; AbbVie – ABBV); investment in the industry outside of United States (e.g., Canopy Growth Corp.: CGC; Compass Diversified Holdings: CODI; ETFMG Alternative Harvest: MJ); the agricultural sector (e.g., Level Brands, Inc.: NYSE:LEVB; Scott’s Miracle Grow Co.: SMG); and the real estate sector (e.g., Industrial Properties, Inc.: IIPR). United States based companies that “touch the plant” (i.e., those that grow or distribute cannabis) are not eligible to list at this time. Canadian and other non-U.S. companies whose cannabis related activities are legal in their home jurisdiction are eligible to list if they meet the exchange’s listing requirements, such as number of shareholders, earnings and stock price. The NYSE governs listing requirements and continued listing requirements. Listing issuers must comply with its agreements with the NYSE and SEC requirements in all material respect.

Further, NYSE Regulation (“NYSER”) is responsible for monitoring activities on the NYSE’s equities, options, and bonds markets – i.e., the New York Stock Exchange LLC (equities and bonds), NYSE Arca, Inc. (equities and options), NYSE American LLC (equities and options) and NYSE National, Inc. (equities) (collectively, the “NYSE Exchanges”) – and for addressing non- compliance with the NYSE Exchanges’ rules and federal securities laws. NYSER enforces both the NYSE Exchanges’ and their members’ compliance with NYSE Exchange rules and applicable federal securities requirements. It also monitors and enforces listed companies’ compliance with applicable listing standards of the NYSE Exchanges. By performing these duties, NYSER supports the NYSE Exchanges’ efforts to promote just and equitable principles of trade, encourage free and open markets, and protect investors and the public interest. Many of these regulatory functions are performed directly by NYSER; others are performed by FINRA or other self-regulatory organizations pursuant to a regulatory services agreement, national market system plans, or other arrangements.

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

NASDAQ

The Nasdaq Stock Market requires the companies listing on its exchange to comply with U.S. federal laws. The following paragraph below is from its website under FAQ:

In determining whether to initially list a company or continue a company’s listing when it changes its business activities, Nasdaq does not make subjective or value judgements about the business the company operates. However, Nasdaq cannot initially list or continue the listing of a company whose current or planned activities are in violation of U.S. federal law or the law in a jurisdiction where the company operates. In assessing the legality of a company’s activity, Nasdaq largely relies on the risk factors and other disclosures made in the company’s filings with the Securities and Exchange Commission, although Nasdaq may also request additional information from the company where necessary.2

TSX

The TSX is the 8th largest exchange in the world by market capitalization. On October 16, 2017, the TSX issued Staff Notice 2017-0009 (the “Staff Notice”)3 regarding listed companies engaged in the marijuana business, whether directly or indirectly, in the United States. The Staff Notice states the general requirements that the business of applicants or listed issuers “will be conducted (i) with integrity and in the best interests of the issuer’s security holders and the investing public, and (ii) in compliance with the rules and regulations of TSX and all regulatory bodies having jurisdiction.” Due to the significant number of inquiries received regarding entities engaging in activities related to the cultivation, distribution or possession of marijuana in the U.S. (“Subject Entities”), TSX issued the Staff Notice to provide clarity regarding the application of the requirements to applicants and listed issuers in the marijuana sector. The Staff Notice notes that although a number of U.S. states have legalized the cultivation, distribution or possession of marijuana subject to various conditions, marijuana remains a Schedule I drug under the CSA. More specifically, it is illegal under U.S. federal law to cultivate, distribute or possess marijuana, and that financial transactions involving proceeds generated by, or intended to promote, marijuana- related business activities in the U.S. may form the basis for prosecution under applicable U.S. federal money-laundering legislation.

According to the Staff Notice, companies listed on the TSX with ongoing business activities that violate U.S. federal law regarding marijuana do not comply with the requirements of the TSX. These business activities may include, among other things, (i) direct or indirect ownership of, or investment in Subject Entities, (ii) commercial interest or arrangements with Subject Entities that are similar in substance to ownership of, or investment in Subject Entities, (iii) providing services or products that are specifically designed for, or targeted at, Subject Entities, or (iv) commercial interests or arrangements with entities engaging in the business activities described in (iii).

2 Available at https://listingcenter.nasdaq.com/Material_Search.aspx?cid=34&mcd=LQ (Identification No. 1474).

3 See Staff Notice 2017-0009 dated On October 16, 2017 available at http://tmx.complinet.com/en/display/display_viewall.html?rbid=2072&element_id=467&print=1.

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

The Staff Notice states as part of TSX’s standard continued listing review of listed issuers, TSX selects issuers for in depth reviews based on their continuous disclosure records. As required by the TSX manual, each listed issuer is required to disclose material information regarding its business and affairs. As part of its continued listing review of listed issuers in the marijuana sector, TSX contacted listed issuers at the end of 2017 for a more comprehensive review of their marijuana-related activities (if any) in the U.S. If a listed company engages in activities that are contrary to TSX requirements, the TSX has the discretion to initiate delisting review of that company. In short, if a TSX-listed company grows or distributes marijuana in the U.S., invests in another business that grows or distributes marijuana in the U.S., or provides services or products for businesses that grow or distribute marijuana in the U.S., the company faces the prospect of being delisted from the TSX.

TSX Venture

This exchange mostly contains small-cap Canadian stocks. TSX Venture provided a Notice to Issuers bulletin dated October 16, 2017 (the “Bulletin”)4 that specifically addressed business activities related to marijuana in the United States. The Bulletin clarified its requirements to list and to continue listing on its exchange. The Bulletin states the general requirements “that (i) the business of applicants or listed issuers will be conducted with integrity and in the best interests of the issuer’s security holders, and (ii) applicants or listed issuers will comply with all laws, rules and regulations applicable to their business or undertaking.” These requirements apply to all applicants and listed issuers. Due to the “significant number of inquiries received regarding entities engaging in activities related to the cultivation, distribution or possession of marijuana in the United States” (“Subject Entities”), TSX Venture issued the Bulletin to provide clarity regarding the application of the requirements to applicants and listed issuers in the marijuana sector. The Bulletin notes that although a number of U.S. states have legalized the cultivation, distribution, or possession of marijuana to various degrees and subject to various conditions, marijuana remains a Schedule I drug under the CSA and cannabis financial transactions under the MCA.

According to the Bulletin, companies listed on TSX Venture with ongoing business activities that violate United States federal law regarding marijuana do not comply with the requirements of TSX Venture. These business activities may include, among other things:

(i) direct or indirect ownership of, or investment in, Subject Entities; (ii) commercial interests or arrangements with Subject Entities that are similar in substance to ownership of, or investment in, Subject Entities; (iii) providing services or products that are specifically designed for, or targeted at, Subject Entities; or (iv) commercial interests or arrangements with entities engaging in the business activities described in (iii).

The Bulletin states that, as part of TSX Venture’s standard continued listing review of listed issuers, TSX Venture selects issuers for in depth reviews based on their continuous disclosure records. As required by the TSX Venture manual, each listed issuer is required to disclose material information regarding its business and affairs. As part of its continued listing review of listed issuers in the marijuana sector, TSX Venture contacted listed issuers at the end of 2017 for a more comprehensive review of their marijuana-related activities (if any) in the United States. If a listed company engages in activities that are contrary to TSX Venture’s requirements, TSX Venture has the discretion to initiate a delisting review of that company.

4 See Notice to Issuers bulletin dated October 16, 2017 available at https://www.tsx.com/listings/tsx-and-tsxv-issuer- resources/tsx-venture-exchange-issuer-resources/tsx-venture-exchange-corporate-finance-manual/tsxv-corporate- finance-bulletins.

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

LEGAL ANALYSIS

Beyond the limits of investing in companies listed on exchanges described above, we analyzed the potential criminal exposure to the Fund and its shareholders solely under the CSA and MCA in connection with the Fund’s proposed investment in the Cannabis Companies.5 The legal landscape in the cannabis industry is rapidly changing, and enforcement priorities for prosecutors, investigators, and regulators are difficult (if not impossible) to predict, may be influenced by political considerations (and thus a moving target), and may lack consistent application, all of which are beyond the scope of this opinion.

That said, based on our review of the case law and other authorities, we note the following:

•	Federal prosecutors have considerable discretion to pursue potential cannabis-related offenses under U.S. criminal laws. To date, the matters filed by prosecutors have been focused on growers, producers, and distributors within the U.S. that have violated federal law and/or the state and local laws where they are located.[6]

•	We have reviewed examples of U.S. exchange listed companies that have invested or are investing in Canadian cannabis companies and, to date, we have not found public records showing corresponding action by the U.S. Department of Justice (the “DOJ”).[7] Indeed, in August 2018, Constellation Brands, Inc., a New York-based Fortune 500 company that is publicly traded on the New York Stock Exchange, invested CAD$5 billion (US$4 billion) into Canopy Growth Corporation, a Canadian producer and exporter of cannabis. Canopy is listed on the TSX and, as of May 2018, it became listed on the NYSE.

5 For purposes of this opinion, we do not assess potential regulatory issues with the SEC, the Financial Industry Regulatory Authority (“FINRA”), the Financial Crimes Enforcement Network (“FinCen”), or foreign authorities.

6 See, e.g., Superseding Indictment, U.S. v. Hoang, Case No. 3:17-cr-70, 2017 WL 9855203 (S.D. Iowa); Press Release, U.S. Dep’t of Justice, Washington, D.C. Post Office Manager and Two Letter Carriers Found Guilty of Bribery and Conspiracy to Distribute Marijuana (Jul. 24, 2017), available at https://www.justice.gov/opa/pr/washington-dc-post-office-manager-and-two-letter-carriers-found-guilty-bribery- and-conspiracy.

7 This does not mean that no action may be brought in the future or that no confidential investigation is proceeding in the status quo, but rather it simply means that we have not found evidence of the same through publicly available resources that we reviewed as noted above.

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

•	We have reviewed two open-end investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”) with principal investment strategies of investing in cannabis companies. First, the ETFMG Alternative Harvest ETF, which is publicly traded on NYSE Arca, Inc., has as its principal investment strategy to invest in “exchange-listed common stock (or corresponding American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) of companies across the globe, including U.S. companies, that (i) are engaged in the legal cultivation of cannabis, including hemp, or the legal production, marketing or distribution of cannabis, including hemp, products for medical or non-medical purposes (“Cannabis Companies”); (ii) engage in the lawful creation, marketing or distribution of prescription drugs that utilize cannabinoids as an active ingredient (“Pharmaceutical Companies”); (iii) trade tobacco or produce tobacco products, such as cigarettes, cigars or electronic cigarettes; (iv) produce cigarette and cigar components, such as cigarette paper and filters; or (v) engage in the creation, production and distribution of fertilizers, plant foods, pesticides or growing equipment to be used in the cultivation of cannabis or tobacco.”[8] Second, is the American Growth Cannabis Fund, which has as its principal investment strategy to invest in a “portfolio which is made up primarily of common stocks involved, in at least some way, in the legal cannabis business.”[9]

•	In addition, we have reviewed examples of other investment companies registered under the 1940 Act with investments in cannabis companies. The Vanguard Developed Markets Index Fund held, at the very least, each of the following cannabis companies as of April 3, 2019: Aphria, Inc., Aurora Cannabis Inc., and Canopy Growth Corp.[10]

•	Notwithstanding the above, there could be a risk of criminal exposure for aiding and abetting liability under the CSA. The CSA generally proscribes the manufacture and/or production of controlled substances, such as cannabis. Liability here would be determined based on whether (i) the CSA applies to conduct occurring entirely in another country such as Canada, and (ii) whether investment in the Cannabis Companies would constitute an underlying violation of law, particularly where the proposed investment criteria proscribes investment in companies that manufacture and/or produce cannabis and the proposed investments contemplate the purchase of securities on secondary markets in, for example, Canada. We have not found case law or other guidance suggesting that an extension of enforcement of the CSA in the manner outlined above as to any of the Cannabis Companies.

8 ETFMG Alternative Harvest ETF’s Summary Prospectus dated January 31, 2022 available on the SEC’s EDGAR database at https://www.sec.gov/Archives/edgar/data/1467831/000161577419001446/s115729_497k.htm.

9 American Growth Cannabis Fund’s Summary Prospectus dated November 30, 2021 available on the SEC’s EDGAR database at https://www.sec.gov/Archives/edgar/data/5138/000000513821000019/summaryagcf.htm.

10 A list of the Vanguard Developed Markets Index Fund’s portfolio holdings as of January 31, 2022, is available at https://investor.vanguard.com/mutual-funds/profile/VTMGX.

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

Our opinion focuses on the CSA and MCA, and based on the status of state laws regarding marijuana, it is our view that the CSA and MCA are more stringent. Therefore, it is our opinion that, if the Fund complies with the CSA and MCA, the Fund will meet state law standards because the Fund will not be investing in companies engaged in the cultivation, distribution or possession of marijuana in the U.S.

I.	FEDERAL LAW

A.	Executing Federal Laws

Congress gives federal agencies significant authority in executing federal laws, including the Drug Enforcement Agency (“DEA”), the law enforcement arm of the federal government primarily responsible for enforcing the CSA.11 Further, federal prosecutors have wide latitude in determining when, who, how and even whether to prosecute for alleged violations of federal criminal law.12 In the federal criminal legal system, “the decision whether or not to prosecute, and what charge to file or bring before a grand jury, generally rests entirely in [the prosecutor’s] discretion.”13 “This broad discretion ... is particularly ill-suited to judicial review.”14 That discretion extends to, for example, the decision to prosecute a matter, the selection of charges, whether to enter into a plea agreement, and participation in sentencing.15

With respect to business organizations, such as the Fund, the United States Justice Manual provides the following guidelines to prosecutors to promote the reasoned exercise of discretion:16

•	The nature and seriousness of the offense, including the risk of harm to the public, and applicable policies and priorities, if any, governing the prosecution of business organizations for particular categories of crime;

11 See 21 U.S.C §§ 822(a) and 812(c).

12 Oyler v. Boles, 368 U.S. 448 (1962).

13 Bordenkircher v. Hayes, 434 U.S. 357, 364 (1978).

14 Wayte v. United States, 470 U.S. 598, 607 (1985).

15 See United States Justice Manual at § 9-27.110, available at https://www.justice.gov/jm/justice-manual.

16 United States Justice Manual at §§ 9-28.300, 9-28.400, 9-28.500, 9-28.600, 9-28.700, 9-28.800, 9-28.900, 9-28.1000, 9-28.1100, 9-28.1200, and 9-28.1300, available at https://www.justice.gov/jm/justice-manual.

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

•	The pervasiveness of wrongdoing within the business organization, including the complicity in, or the condoning of, the wrongdoing by management;

•	The business organization’s history of similar misconduct, including prior criminal, civil, and regulatory enforcement actions against it;

•	The business organization’s identification of individuals responsible for the misconduct and production of misconduct information;

•	The existence, effectiveness, and enforcement of the business organization’s pre-existing compliance program;

•	The business organization’s timely and voluntary disclosure of wrongdoing;

•	The business organization’s remedial actions, including any efforts to implement an effective corporate compliance program or to improve an existing one, to replace responsible management, to discipline or terminate wrongdoers, to pay restitution, and to discipline wrongdoers;

•	Collateral consequences, including whether there is disproportionate harm to shareholders, pension holders, employees, and others not proven personally culpable, as well as impact on the public arising from the prosecution;

•	The adequacy of remedies such as civil or regulatory enforcement actions; and

•	The adequacy of the prosecution of individuals responsible for the business organization’s malfeasance.

B.	DOJ Position on Enforcement of Federal Marijuana Laws

During the Obama administration, Deputy Attorney General David Ogden and Deputy Attorney General James Cole released several memoranda that addressed federal enforcement priorities regarding the CSA. These memoranda were intended to adapt the federal government’s position on marijuana as states legalized the drug for medical purposes.

Most notably, in 2013, Deputy Attorney General Cole released a memorandum17 (the “Cole Memo”) that reiterated the DOJ’s commitment to enforcing the CSA, but that directed law enforcement and prosecutors only to focus on conduct that implicated the following:

•	Preventing the distribution of marijuana to minors;

17 Memorandum from James Cole, U.S. Deputy Attorney General, on Guidance Regarding Marijuana Enforcement (Aug. 29, 2013) available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

•	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs, and cartels;

•	Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

•	Preventing state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

•	Preventing violence and the use of firearms in the cultivation and distribution of marijuana;

•	Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

•	Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

•	Preventing marijuana possession or use on federal property.

The Cole Memo further conditioned this guidance on the existence of a state regulatory scheme that provides “robust controls and procedures [which are] effective in practice,” in which case “enforcement of state laws by state and local law enforcement and regulatory bodies should remain the primary means of addressing marijuana-related activity.” Taken together, the Cole Memo and other related memoranda provided that the federal government would give some leeway to states’ control over medical marijuana use and production for medical purposes. Importantly, though, the Cole Memo did not have the force of law and could not be used as a defense in a federal criminal proceeding, but rather it only reflected a policy subject to change at any time.

In January 2018, Attorney General Jeff Sessions issued a new memorandum (the “Sessions Memo”) repealing the policy statements in the Cole Memo: “Given the Department’s well- established general principles, previous nationwide guidance specific to marijuana enforcement is unnecessary and is rescinded, effective immediately.”18 The Sessions Memo reinforces the inherent prosecutorial discretion to pursuing penalties for marijuana cultivation, distribution, and possession under the CSA and MCA for financial transactions.19

18 Memorandum from Jeffrey Sessions, U.S. Attorney General, on Marijuana Enforcement, (Jan. 4, 2018) available at https://www.justice.gov/opa/press-release/file/1022196/download.

19 On November 7, 2018, Jeff Sessions resigned from his post as Attorney General. While the Sessions Memo still remains in effect, its status may change, along with enforcement priorities, under Attorney General William Barr. During his confirmation process, Attorney General Barr stated in a written response to Congress as follows: “As discussed at my hearing, I do not intend to go after parties who have complied with state law in reliance on the Cole Memorandum.” See https://www.vox.com/policy-and-politics/2019/1/28/18200982/marijuana-legalization-trump-jeff-sessions-william-barr. Separate and apart from these pronouncements, Congress has withheld funding to the DOJ (pursuant to the Rohrabacher-Blumenauer Amendment to federal spending bills) to prosecute state-compliant businesses in the medical marijuana space since 2014.

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

The Sessions Memo provides that the federal government may pursue action against violations of federal law related to marijuana. To the extent that they have done so, it appears that federal prosecutors have primarily focused on growers and producers within the states, rather than investors.20

At this time, it is unclear what position the DOJ under the Biden Administration will ultimately take toward the enforcement of federal cannabis laws.21 During his confirmation hearing on February 22, 2021, U.S. Attorney General, The Honorable Merrick Garland, testified that the limited resources of the Department of Justice will not be expended to pursue those in compliance with state-regulated cannabis programs, although he did not commit to reinstituting the Cole Memo and there is no guarantee regarding the ultimate position of the Biden Administration DOJ.22 Thus far, however, that position has not changed.

Moreover, there are multiple U.S. exchange-listed companies that either are investing in Canadian cannabis companies, or are Canadian cannabis companies themselves, such as Tilray Inc., a cannabis research, cultivation, processing, and distribution firm traded on Nasdaq. Similarly, we have not identified any public reports concerning any DOJ action with respect to Constellation Brands, Inc., a New York-based Fortune 500 company that is publicly traded on the New York Stock Exchange. Constellation invested CAD$5 billion (US$4 billion) into Canopy Growth Corporation, a Canadian producer and exporter of cannabis.23 Canopy is listed on the TSX and, as of May 2018, it has been listed on the NYSE.

Further, the SEC appears to have scrutinized the registration statements and other disclosure documents made by Cannabis Companies. For instance, the SEC requested changes to Tilray’s public disclosure documents, including increased disclosures regarding the company’s capital structure and risks associated with operating in the cannabis industry, such as compliance with U.S. laws and potential market volatility.24

20 See, e.g., Superseding Indictment, U.S. v. Hoang, Case No. 3:17-cr-70, 2017 WL 9855203 (S.D. Iowa) (criminal charges filed against growers, not investors, related to marijuana production and/or distribution within the states).

21 See https://www.forbes.com/sites/irisdorbian/2021/01/27/new-bidenharris-administration-has-some-cannabis-professionals-feeling-hopeful-but-cautious/?sh=4271a4894663

22 See https://www.marijuanamoment.net/marijuana-enforcement-is-a-perfect-example-of-racial-discrimination-biden-ag-pick-garland-says/.

23 Constellation Brands Investment in Canopy Growth: Expanding Our Strategic Partnership, (Aug. 2018), available at https://www.canopygrowth.com/wp-content/uploads/2018/08/2018.08.15-Investor-Deck.pdf.

24 See Letter from Sec. & Exch, Comm’n to Brendan Kennedy, President and CEO of Tilray, Inc. (Apr. 17, 2018), available at https://www.sec.gov/Archives/edgar/data/1731348/000000000018011638/filename1.pdf; see also Securities and Exchange Commission, Investor Alert: Marijuana Investments and Fraud (Sep. 9, 2018), available at https://www.investor.gov/additional-resources/news-alerts/alerts-bulletins/investor-alert-marijuana-investments-fraud (the SEC appears to be concerned with ensuring that investors are aware of market volatility and concerns about potentially fraudulent disclosures).

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

Finally, we have found nothing in the publicly available resources noted above that suggests that any of the Cannabis Companies being considered for investment are engaged in any cannabis touching business in the U.S. Moreover, we have found no publicly reported civil, criminal or regulatory proceedings against any of the Cannabis Companies for a violation of the CSA and/or MCA. This opinion is only based upon and limited to that publicly available information available from the SEC, SEDAR, and Bloomberg Law Docket.

Based on the foregoing and the Fund’s representation that it will only invest in certain exchange traded securities compliant with U.S. federal law, we believe the Fund would not violate the CSA or be subject to DOJ marijuana enforcement.

II.	THE CSA

Under Section 841(a) of the CSA, it is unlawful for a person to knowingly or intentionally “manufacture, distribute, or dispense, or possess with intent to manufacture, distribute, or dispense, a controlled substance . . . .”25 The statute defines “manufacture” as the production, preparation, propagation, compounding, or processing of a drug or other substance, either directly or indirectly or by extraction, and includes any packaging or repackaging of such substance, except as complying with applicable state law.26 In addition, Section 846 of the CSA prohibits conspiring to commit substantive offenses under the Act, and provides that any individual who attempts or conspires to commit a violation of the CSA will be subject to the same penalties as the underlying offense.27

Based purely on the plain language of the Fund’s Registration Statement and the proposed investments, including our analysis of their businesses as derived from the publicly available resources noted above, none of these businesses appears to be involved in the growth, manufacture, processing or sale of cannabis in the U.S. According to the Registration Statement, the Fund is also not preparing or otherwise seeking to distribute the marijuana itself in the U.S. Instead, the Registration Statement reflects that the proposed investment activity would only include purchasing securities—on the secondary market on an exchange that requires compliance with national and local laws, including U.S. federal law—of companies that are legally operating and supporting the cannabis industry in Canada, not in the U.S.

Based on the foregoing, it is our opinion that the Fund would not have direct liability under Section 841(a) or Section 846 of the CSA because it will not be investing in any business that is in the business of growing, manufacturing, processing or selling marijuana in the U.S.

25 21 U.S.C. § 841(a)(1).

26 21 U.S.C. § 802(15).

27 21 U.S.C. § 846.

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

III.	COMPLYING WITH FEDERAL MONEY LAUNDERING LAWS

In addition to complying with the CSA, the Fund must also comply with federal money laundering laws. Section 1956 of the MCA provides in pertinent part:

[W]hoever, knowing that the property involved in a financial transaction represents the proceeds of some form of unlawful activity, conducts or attempts to conduct such a financial transaction which in fact involves the proceeds of specified unlawful activity- with the intent to promote the carrying on of specified unlawful activity. . .28

The MCA further provides:

Whoever transports, transmits, or transfers, or attempts to transport, transmit, or transfer a monetary instrument or funds from a place in the United States to or through a place outside the United States or to a place in the United States from or through a place outside the United States--with the intent to promote the carrying on of specified unlawful activity. . .29

Many exchanges do not have listing requirements that include compliance with U.S. federal laws. The CSE began operations in 2003 to provide a modern and efficient alternative for companies looking to access the Canadian public capital markets. The CSE listing requirements are less strict and many U.S. marijuana companies that comply with their respective state laws have used this platform to gain public access. By way of example, MedMen Enterprises (“MedMen”) is publicly traded on the CSE and is a U.S.-based marijuana company that owns and operates licensed cannabis facilities (including cultivation, manufacturing and retail) in California, Illinois, Nevada, New York, Arizona, and Florida. According to the Fund’s Registration Statement and Statement of Additional Information, the Fund will not invest in companies listed on the CSE and will not invest in a company that engages in the cultivation, production or distribution of marijuana in the U.S. unless and until such time as the cultivation, production or distribution of such marijuana or products become legal under U.S. federal law.

28 18 U.S.C. § 1956(a)(1)-(A)(i).

29 18 U.S.C. § 1956 (a)(2)-(A).

Legal Opinion prepared for the Cambria Cannabis ETF

August 18, 2022

Based on the foregoing, in our opinion the Fund’s investment activity should not constitute an offense under Section 1961(1) (i.e., obtaining proceeds from an unlawful activities) because the Fund’s investments are in exchange-listed companies that require compliance with U.S. federal laws in addition to the laws of their respective jurisdictions.

There can be no assurance that the SEC or other state and federal regulators of the Fund, or the DOJ or any other federal or state departments, agencies or regulators, would agree with our legal analysis, conclusions and opinions, would not successfully challenge the analysis set forth in this letter, or would not prevail if any challenge were litigated or if a regulatory enforcement action would take place. In light of the unavoidable realities and facts, including, but not limited to, those referenced above and the ever-changing laws and regulations, and, although this opinion represents our considered legal judgment, this opinion has no binding effect. Therefore, we can offer no assurance that the SEC or some other United States or state regulator, department or agency will not be able to successfully challenge the Fund on any of the conclusions reached by us in this letter. The opinions stated above concerning the Fund are delivered subject to this understanding, and we are under no obligation to monitor the law or body of regulation to update this letter. Our opinion is subject to and is limited by the effects of bankruptcy, insolvency, reorganization, receivership, moratorium and similar laws including but not limited to state fraudulent transfer and conveyance laws, judicially developed doctrines in this area, general principles of equity including doctrines requiring consideration of the impracticability or impossibility or frustration of purpose relieving performance at the time of attempted enforcement as well as other rights, remedies and waivers contained in the Fund and any ancillary documents, schedules, instruments, side letters or other materials referenced therein.

We hereby consent to the filing of this opinion in conjunction with the Fund’s Registration Statement on Form N-1A, including any amendments and supplements thereto. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the SEC thereunder.

Very truly yours,

Fox Rothschild, LLP

Fox Rothschild, LLP